To: Securities and Exchange Commission	8/10/23

Re:	Cann American Corp
Form 10
Filed on 06/14/2023

To whom it may concern:

Please be advised that Cann American Corp. (“CNNA”, the “Company”) respectfully requests the withdrawal of the above-mentioned Form 10–12(g) Registration Statement pursuant to Rule 477 promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Registration Statement was originally filed on 06/14/2023.

The Company is in the process of revising its registration statement and accompanying financial statements to adequately address certain comments received by the Company from the SEC. Accordingly, the Company respectfully requests that the SEC consent to the withdrawal of the Company’s registration statement on Form 10 as soon as practicable. No securities were sold in connection with the offering.

Thank you,
Cann American Corp

/s/ Jason Tucker
Jason Tucker – President/CEO